Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States



Randers, 2 January 2007

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 1/2007 of 2 January 2007
  "Vestas receives 100 MW order in the USA for delivery in 2007"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S



Pia Guldbæk Brøns
Communication & IR

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 2 January 2007
Stock exchange announcement No. 1/2007

Vestas receives 100 MW order in the USA for delivery in 2007

Vestas has received an order in the USA for 56 units of V80-1.80 MW wind turbines, to be delivered in the third quarter of 2007 for the Smoky Hills project in the state of Kansas.

The order has been placed by ENEL North America, which is a leading owner and operator of renewable energy plants in North America having plants in 16 US states and two Canadian provinces. ENEL North America is active in a number of clean power sources, including hydro, wind, and biomass. ENEL North America is part of ENEL, which is Italy's largest power company, and Europe's third largest listed utility by market capitalisation. ENEL produces and sells electricity mostly in Europe, North America and Latin America. In the power business, ENEL has 53,000 MW of generating capacity and has 32 million electricity customers.

Vestas will supply, install and commission the 56 wind turbines, and the order also includes a five-year maintenance and service agreement.

"*Vestas is delighted to secure another order with ENEL and we look forward to growing our relationship in North America. We view ENEL as one of the key utilities in the world and are encouraged by ENEL's growth strategy in the wind energy sector,*" says Jens Søby, President of Vestas Americas A/S and continues: "*We are also very pleased that large international utilities now are making long term commitments to the North American market.*"

The above order does not affect the Vestas Group's expectations for 2007, cf. Stock exchange announcement No. 49 of 22 November 2006.

Any questions may be addressed to Jens Søby, President of Vestas Americas A/S, telephone +1 503 830 5000, or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S